

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)342(JY)


03024702

18th July, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 17th July, 2003 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited



Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

The Standard
Date 18 JUL 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT REGARDING A PUBLIC RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA

SUMMARY

On 17 July 2003, Bank of China ("**BOC**") made a public release which includes, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries, including the Company (the "**BOC Group**") for the period ended 30 June 2003. BOC, being a state-owned commercial bank in the People's Republic of China (the "**PRC**"), is interested in approximately 76.53% of the issued shares of the Company. Certain extracts from the public release are set out below.

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES FOR THE PERIOD ENDED 30 JUNE 2003. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO PARAGRAPH 2 OF THE LISTING AGREEMENT.

On 17 July 2003, BOC made a public release which includes, among other things, the **unaudited** financial performance and results of the BOC Group for the period ended 30 June 2003. BOC, being a state-owned commercial bank in the PRC, is interested in approximately 76.53% of the issued shares of the Company. The public release contained information including the **unaudited** pre-tax profit of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the period ended 30 June 2003. The public release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the public release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"Bank of China announced today that the Bank of China Group ("the Group") registered an operating profit of RMB27.05 billion in the first half of this year, an increase of RMB5.75 billion or 27% on an annual basis. The Group's pre-tax profit shot up 84.53% or RMB5.94 billion to RMB12.96 billion by the end of June."

"The spokesman attributed the sharp profit growth mainly to the enhanced profitability generated by domestic branches. In the first half of this year, domestic operations witnessed a rapid growth in RMB deposit, RMB loans and fee-based business, and saw an improved asset quality and higher interest payment ratio, the spokesman added."

"By the end of June, the Group's non-performing loan ratio stood at 19.16%, according to the five-tier loan classification method. This represents a drop of 3.33 percentage points from the end of 2002. Domestic branches collected RMB15.37 billion in cash through bad loan recovery."

GENERAL

As stated in the Company's announcement dated 17 June 2003, the Board of Directors of the Company has decided to cause an audit of the Group's accounts for the six months ended 30 June 2003 to be conducted by the Company's auditors, Messrs. PricewaterhouseCoopers and a full set of audited financial statements will be published covering the six months ended 30 June 2003. The audited interim results of the Group for the six months ended 30 June 2003 are expected to be announced in about early September 2003.

The Company's shareholders and potential investors should note that all the figures contained in the public release are **unaudited** figures. Further, the public release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the "**Group**")). **Accordingly, figures and discussions contained in the public release should in no way be regarded as to provide any indication or assurance on the audited financial results of the Group for the period ended 30 June 2003.**

The Company's shareholders and potential investors should note that the unaudited results of the Group are subject to audit by the Company's auditors and are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt of their investment position.

By Order of the Board
BOC Hong Kong (Holdings) Limited
Jason C. W. Yeung
Company Secretary

Hong Kong, 17 July 2003



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(根據《公司條例》於香港註冊成立之有限公司)

(「本公司」)

公佈
關於中國銀行對外公佈未經審計的財務業績事宜

概要

二○○三年七月十七日，中國銀行(「**中行**」)對外發放新聞稿，公佈的資料包括中行及其附屬公司(包括本公司)(「**中國銀行集團**」)截至二○○三年六月三十日止六個月期間**未經審計**的財務業績。中行是一家中華人民共和國(「**中國**」)的國有商業銀行，並擁有本公司已發行股本約76.53%的權益。以下節錄該新聞稿的內容以茲參考。

謹請注意：本公佈並非關於本公司或其任何附屬公司截至二○○三年六月三十日止六個月期間經審計或未經審計的財務業績。本公司是根據《上市協議》第二段而作出本公佈。

二○○三年七月十七日，中行對外發放新聞稿，公佈的資料包括中國銀行集團截至二○○三年六月三十日止六個月期間**未經審計**的財務業績。中行是一家中國的國有商業銀行，並擁有本公司已發行股本約76.53%的權益。該新聞稿所載資料包括中國銀行集團整體截至二○○三年六月三十日止六個月期間**未經審計**的稅前利潤及營運概覽。該新聞稿可以從中行的網址www.bank-of-china.com中下載。以下節錄該新聞稿的內容以供本公司股東參考。

「中國銀行今天公佈的消息說，今年上半年，中國銀行集團經營業績好於去年同期，實現營業利潤270.45億元，比去年同期淨增57.5億元，增幅達到27%；稅前利潤129.64億元，比去年同期增加了59.38億元，增幅為84.53%。」

「這位發言人說，上半年中行利潤大幅攀升的主要原因是境內行盈利能力大幅提高，主要表現在人民幣存貸業務快速增長、中間業務增長強勁、資產質量得到改善、收息率明顯提高。這些都使中國銀行的贏利能力得到有效提升。」

「與此同時，中行的資產質量進一步提高。截至六月末，中國銀行集團按照五級分類口徑本外幣不良比率為19.16%，較年初下降3.33個百分點；國內行實現現金清收153.72億元。」

一般資料

本公司曾於二○○三年六月十七日發出公告，指出本公司董事會已決議由本公司審計師羅兵咸永道會計師事務所對本公司截至二○○三年六月三十日止六個月期間的中期業績進行審計，屆時本公司將刊發截至二○○三年六月三十日止六個月期間的全套經審計中期財務報告。本公司預期於九月上旬公佈本集團截至二○○三年六月三十日止六個月期間的經審計中期業績。

謹請本公司股東及潛在投資者注意：該新聞稿所載資料乃**未經審計**的資料。此外，該新聞稿的內容是關於中國銀行集團整體的情況，除本公司及其附屬公司(「**本集團**」)外，還包括中國銀行集團在中國及世界其他地方的營運及投資。**因此，該新聞稿內所載資料不應被視為對本集團截至二○○三年六月三十日止六個月期間經審計財務報表的任何指示或保證。**

謹請本公司股東及潛在投資者注意：本集團未經審計的財務業績仍須待審計師審計後方可作實；股東及潛在投資者在買賣本公司股票時務須審慎行事；如對其投資狀況有任何疑問，應徵詢專業顧問的意見。

承董事會命
公司秘書
楊志威

香港，二○○三年七月十七日